UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2022

(Commission File No. 001-40007)

Atotech Limited

(Translation of registrant’s name into English)

Bailiwick of Jersey

(Jurisdiction of incorporation)

William Street, West Bromwich

West Midlands, B70 0BG

United Kingdom

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes  ☐            No  ☒

INCORPORATION BY REFERENCE

This Report on Form 6-K (this “Report”) shall be deemed to be incorporated by reference into the registration statement on Form S-8 (File No. 333-253068) of Atotech Limited (the “Company”) (including any prospectus forming a part of such registration statement) and to be a part thereof from the date on which this Report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Results of Annual General Meeting of the Company

Atotech Limited held its 2022 annual general meeting of shareholders on August 1, 2022. The Company’s shareholders considered the following proposals, each of which is described in greater detail in the Company’s Notice of Annual General Meeting dated July 15, 2022.

1. Approval of the Company’s Annual Report and Accounts for the financial year ended December 31, 2021, together with the reports of the directors and the auditor.

Based on the votes set forth below, the proposal to receive the Company’s Annual Report and Accounts for the financial year ended December 31, 2021, together with the reports of the directors and the auditor, was approved.

For	Against	Abstain	Broker Non-Vote
173,887,418	0	241	0

2. Appointment of Directors.

Based on the votes set forth below, the following directors were elected as Class I directors.

	For	Against	Abstain	Broker Non-Vote
Geoff Wild	165,987,103	7,900,463	93	0
Shaun Mercer	165,853,904	8,033,612	143	0
Ron Bruehlman	173,726,929	160,587	143	0

3. Appointment of Independent Auditor.

Based on the votes set forth below, the proposal to appoint KPMG AG Wirtschaftsprüfungsgesellschaft as auditor of the Company to hold office from the conclusion of the Annual General Meeting until the conclusion of the annual general meeting of the Company to be held in 2023 was approved.

For	Against	Abstain	Broker Non-Vote
173,884,954	2,311	394	0

4. Approval to authorize the Audit Committee to fix the remuneration of the auditors.

Based on the votes set forth below, the proposal to authorize the audit committee to fix the remuneration of the auditors was approved.

For	Against	Abstain	Broker Non-Vote
173,886,439	509	711	0

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Atotech Limited

By:	/s/ Peter Frauenknecht
Name:	Peter Frauenknecht
Title:	Chief Financial Officer

Date: August 1, 2022

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